Mail Stop 4561
                                                             September 12, 2018

Rebecca Masisak
Chief Executive Officer
TechSoup Global
435 Brannan Street, Suite 100
San Francisco, CA 94107

       Re:     TechSoup Global
               Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted August 15, 2018
               CIK No. 0001714680

Dear Ms. Masisak:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the language in Exhibits 1A-3A to 1A-3C (Subscription Agreements) relating to arbitration. We further note your disclosure on page 70 that "In the unlikely event a dispute arises out of or in connection with this offering, the result of the dispute shall be determined by binding arbitration." With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes. Please revise your offering statement to further describe the arbitration provision and add risk factor disclosure regarding how this provision will impact your noteholders. In addition, revise to:

           Describe specifically the basis for your belief that this provision is enforceable under federal and state law;

           Clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
 Rebecca Masisak
TechSoup Global
September 12, 2018
Page 2

             To the extent the provision applies to federal securities law claims, please revise the disclosure and the form of subscription agreements to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company's compliance with the federal securities laws; and

             Clarify whether purchasers of notes in a secondary transaction would be subject to the arbitration provision.

Signatures

2. Please revise your signature page to have your principal financial officer and principal accounting officer sign the offering statement in their individual capacities as it is currently unclear who is signing in each capacity.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3456 with any other questions.


                                                               Sincerely,

                                                               /s/ Matthew
Crispino

                                                               Matthew Crispino
                                                               Attorney-Advisor
                                                               Office of
Information Technologies
                                                               and Services

cc:    John Katovich, Esq.
       Cutting Edge Counsel